KEEGAN RESOURCES CHANGES NAME TO ASANKO GOLD

Vancouver, British Columbia, February 28, 2013: Keegan Resources Inc. (“Keegan”) announced today that effective March 1, 2013 the Company will operate under the name Asanko Gold Inc. (“Asanko” or the “Company”), reflective of the region in Ghana where it operates.

Keegan’s management decided to change the name of the company to reflect the transformation from an advanced stage exploration and development company to a significant gold producer. Keegan currently has $205 million dollars in the treasury and is planning on releasing a Pre Feasibility Study for its flagship Esaase Gold Project early in Q2 2013 which will further outline the Company’s plans to rapidly advance Esaase towards construction in Q4 2013 and ultimately production in 2015.

The name change was approved by shareholders at an EGM held February 19, 2013 and subsequently approved by both the Toronto Stock Exchange and NYSE MKT.  Effective at the opening of trading on March 1, 2013 the Company will now trade under the ticker symbol “AKG” on both exchanges. The Company’s website has also been changed to www.asanko.com.

The CUSIP number assigned to the Company’s shares following the name change is 04341Y105 (ISIN: CA04341Y1051).  Certain changes in CUSIP number may cause a temporary interruption in electronic trading in the United States and/or with the Depository Trust Company.  The Company encourages any concerns in this regard to be directed to the shareholder’s broker or agent.

On behalf of the Board of Directors,

Peter Breese, President & CEO

About Asanko Gold Inc.

Asanko is a gold development company focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Asanko is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category with an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Asanko is well financed with no debt. The Company is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

For more information, contact Investor Relations at 604-683-8193, Toll Free at 1-800-863-8655, or visit the website at www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F or 40-F filings with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.